March 11, 2022

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On January 10, 2022, the Registrant, on behalf of its proposed series, R3 Global Dividend Growth ETF (the “Fund”), filed an amendment to the registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on February 23, 2022, you provided me with comments to the amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Fee Table

Comment 1: Please confirm supplementally that the Fund will not employ sales charge breakpoints. If not, please include disclosure relative to those breakpoints pursuant to Item 3 of Form N-1A in a footnote to the Fee Table.

Response: The Registrant notes that as an ETF, the shares of the Fund may only be purchased in creation units by authorized participants that have entered into agreements with the Fund’s distributor. Therefore, there are neither sales charges nor sales charge breakpoints and the sample language in Item 3 of Form N-1A regarding sale charge discounts is inapplicable.

Principal Investment Strategies

Comment 2: In the second sentence of the first paragraph under the heading “Principal Investment Strategies,” please re-cast the phrase “bottom-up research” in plain English. In the third sentence, please define what is meant by “meaningful yield” or rephrase in plain English. Please redraft the first sentence of the second paragraph to exclude the phrase “enviable business models” from the disclosure.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Alberto Zapata, Esq.

March 11, 2022

Response: The Registrant has amended its disclosures to state the following:

The Fund is an actively managed exchange-traded fund (“ETF”) that, under normal circumstances, invests at least 80% of its net assets, plus any borrowings for investment purposes, in dividend-paying equity securities at the time of purchase. The Adviser uses quantitative screens (such as dividend yield, return on invested capital, free cash flow and revenue growth metrics), followed by qualitative~~, bottom-up research~~ research on individual stocks on an industry level and on a company level to identify companies it believes have the commitment and capacity to pay dividends and whose potential growth of capital is expected to be above average. Through this process, the Fund seeks an investment portfolio for investors that achieves above-average yield, a growing dividend and capital appreciation~~, a growing dividend and meaningful yield~~. Examples of securities in which the Fund invests include common stock, preferred stock, convertible stocks, rights, warrants and depositary receipts such as American Depositary Receipts (“ADRs”), and European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”), and real estate investment trusts (“REITs”).

The Fund seeks to identify and invest in (i) financially sound companies with well-established businesses that are selling at relatively low valuations; (ii) companies that are leaders ~~have built enviable business models~~ within their respective markets or industries for ~~with~~ above average returns and consistency in earnings; and (iii) companies in the process of establishing leading positions with a product, service, or market. At any given time, the companies selected for investment could be from the same industry or sector, but the Fund’s investment will not exceed more than 25% in any one industry.

. . .

The Fund invests in securities of issuers located throughout the world, including U.S. and foreign companies, without regard to geographic location. Under normal circumstances, the Fund invests at least 40% of its net assets in foreign and emerging market securities and typically holds investments tied economically to at least three countries outside the U.S.

Comment 3: The second sentence of the second paragraph does not adequately disclose the Fund’s sector concentration strategy. Please elaborate on how the Fund’s portfolio may be concentrated by disclosing which sector or sectors the Fund intends to be concentrated in and how such concentration comports with the Fund’s investment strategy. Add corresponding risk disclosure for any sector identified.

Alberto Zapata, Esq.

March 11, 2022

Response: The Registrant refers to its response to Comment 2. The Registrant has confirmed that the Fund does not intend to concentrate in any one particular sector or industry, although the nature of the Fund’s strategy makes it possible that “financially sound companies . . . selling at relatively low valuations” or “in the process of establishing leading positions with a product, service, or market” could be from the same sector. However, which particular sector that the Fund may have a significant amount of assets invested in, if any, at a given time is unknown and cannot be predicted because sector allocation is not an integral part of the investment strategy.

Comment 4: While the Fund’s disclosures comply with Rule 35d-1, please provide further disclosure on whether the portfolio managers are agnostic as to which countries the companies invested in are located or whether the portfolio managers will focus on certain geographic regions as part of their principal investment strategies. Relatedly, please provide investment strategy disclosures corresponding to the Fund’s disclosure of “Asia-Pacific Countries” and “European Countries Risk.”

Response: The Registrant refers to its response to Comment 2. The Registrant has deleted the disclosure related to Asia-Pacific and European Countries from its Item 4 disclosures.

Principal Investment Risks

Comment 5: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, the former Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the greatest risks are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 6: Please provide a principal investment strategy that corresponds with “Distressed Equities Risk.”

Alberto Zapata, Esq.

March 11, 2022

Response: The Registrant has removed “Distressed Equities Risk” from its principal investment risk disclosures.

Comment 7: Please explain supplementally the circumstances under which an investor may face “Redemption and Large Transaction Risk.” Why would ownership of the Fund’s shares be concentrated in one or a few large investors?

Response: The Registrant has removed “Redemption and Large Transaction Risk” from its principal investment risk disclosures.

Additional Information About Principal Investment Strategies and Related Risks

Comment 8: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Comment 9: Please confirm supplementally whether derivatives will be used as part of the Fund’s principal investment strategy. If so, please add disclosure to the Fund’s summary prospectus.

Response: The Registrant has confirmed that derivatives will not be used as part of the Fund’s principal investment strategy.

Comment 10: Please add discussion on page 8 of the Prospectus that the Fund’s investment in illiquid investments is limited to 15%. Please clarify in the disclosure that investments in illiquid securities is a non-principal strategy. If it is a principal investment strategy, please add disclosure to the Fund’s summary prospectus.

Response: The Registrant has amended its disclosures to state the following:

Liquidity

The Fund may invest up to 15% of its net assets in illiquid securities, but does not intend to invest in illiquid securities as a principal investment strategy. The Fund has established a liquidity risk management program as required by the SEC’s Liquidity Rule. Under the program, the Fund’s liquidity risk is assessed, managed, and periodically reviewed.

Alberto Zapata, Esq.

March 11, 2022

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench